BiOTECH HOLDINGS LTD.

#160- 3751 Shell Road

Richmond, British Columbia

V6X 2W2

Phone: (604) 295-1119

Toll Free: (888) 216-1111

Fax: (604) 295-1110

5 April, 2006

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

20549

Attention: Amy C Bruckner, Staff Accountant, Division of Corporation Finance

Dear Ms. Bruckner:

Re: Your review comments - Form 20-F for the fiscal
year ended March 31, 2005

File Number 0-29108

Further to your letter of March 16, 2006, we have attached our responses to your review comments. We will incorporate our responses in our future filing of Form 20-F for the fiscal year ended March 31, 2006.

We trust that these responses will satisfy your queries but understand that these responses may raise additional comments to which we will promptly respond.

Yours truly,

/s/ LORNE BROWN

LORNE BROWN,

Chief FINANCIAL Officer

Biotech Holdings Ltd.

Form 20-F - March 31, 2005

  Consolidated Statements of Operations

  Query:

  Please provide us with additional information, in a disclosure-type format, that reconciles the line item "gain from settlement of debt and restructuring" on the face of your statements of operations for the years ended March 31, 2005 and 2004 to the information provided in note 19 c. Specifically address any restructuring items that you recorded within that line item during those periods and reference the authoritative literature that supports your treatment under both Canadian and U.S. GAAP. In addition, please clarify why the reconciling items on the statements of operations in note 19 c. did not affect the statements of stockholders^ deficit.

  Response:

  The following was disclosed in the consolidated financial statements of Biotech Holdings Ltd. as at March 31, 2005:

  Note 17 Discontinued Operations

  Biotech Holdings Ltd.^s ("the Company") primary wholly owned operating subsidiary, Biotech Laboratories Inc. ("BLI") discontinued operations during the year ended March 31, 2003.

  Note 18 Proposal to Creditors

  On May 21, 2003, the Company and BLI received approval from the Supreme Court of British Columbia regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allowed for BLI to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities.

  BLI secured creditors claimed $9,808,057, of which the net value of the security was estimated to be $568,096, and unsecured creditors claimed $9,605,170.

  Under the proposal, preferred creditors would be paid in full in priority to all claims of unsecured creditors.

  As a result, unsecured creditors were not paid and a gain of $240,161 relating to these non-continued operations was booked in fiscal year 2005 from the settlement of this debt and restructuring, as described above.

  The information provided in Note 19 (c) does not related to the matter above. Rather, this disclosure relates to the adoption by the Company of Financial Accounting Standards Board Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item. Accordingly, under US GAAP, the Company would record in 2005 a loss totaling $Nil (2004 - $2,640,760) on the early extinguishment of debt in continuing operations relating to preferred purchase share warrants and common shares and warrants.

  Summary of Significant Accounting Policies
  Basis of Consolidation

Query:

We note that you appear to consolidate only 75% of Smith Rothe in your financial statements. Please provide us with additional information regarding your relationship with Smith Rothe and tell us how you have presented that operating relationship in your financial statements under Canadian GAAP, inclusive of your consideration that the 25% "non-controlling" interest is owned by a related party. Additionally, please provide us with your analysis that clarifies your determination that you do not need to consolidate Smith Rothe under U.S. GAAP. Please refer to SFAS No. 94 and other applicable U.S. GAAP literature, such as FIN 46(R), as applicable.

Response:

The accounting policy of Biotech Holdings Ltd. regarding the consolidation of companies in which it has a controlling interest is to include and present the full amount of that subsidiary^s assets and liabilities and income and expenses. Offsetting amounts for the portion of items that do not belong to Biotech are shown on the balance sheet as a minority interest. The non-controlling interest in the income or loss of a consolidated subsidiary is shown in the income statement as a deduction from (or addition to) consolidated net income.

This is the case for accounting for and consolidating the accounts of Smith Rothe Pharmaceutical, Inc., in which Biotech owns a 75% controlling interest.

Wording in the Summary of Significant Accounting Policies intended to convey this policy by stating "These consolidated financial statements include the accounts of Biotech Holdings Ltd. and its subsidiaries: and 75% of Smith Rothe". Consideration is being given to clarifying this wording to state that consolidation includes the accounts of wholly owned subsidiaries as well as subsidiaries in which Biotech owns a controlling interest.

We believe that this accounting policy is in conformity with both Canadian and US GAAP, and in accordance with SFAS No. 94 and other applicable US GAAP literature such as FIN 46(R), as applicable.